FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 19, 2008

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

September 19, 2008

SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SOUTHWESTERN TO VOLUNTARILY TERMINATE ITS U.S. REGISTRATION AND SEC REPORTING OBLIGATIONS

September 19, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) announces that it has filed today a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily terminate the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Southwestern expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Southwestern’s reporting obligations with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.

Southwestern’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. As a Toronto Stock Exchange-listed reporting issuer, all of the Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Company is current with all requirements under U.S. securities laws.  It is not listed on any U.S. exchange and administrative burdens and costs associated with being a U.S. reporting company have significantly increased in the past few years, particularly in light of SEC Sarbanes-Oxley requirements.  The preparation time and costs associated with preparing U.S. filings and meeting SEC regulatory requirements are substantial, and overall the Company’s management believes that these administrative burdens and their associated costs far outweigh any benefits derived from the Company's foreign issuer status with the SEC.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru in joint venture with Hochschild Mining plc. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

OMB APPROVAL OMB Number: 3235-0621 Expires: Estimated average burden hours per response...30.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number __0-30308___

                SOUTHWESTERN RESOURCES CORP._____________

(Exact name of registrant as specified in its charter)

Suite 1650 - 701 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1C6

     (604) 669-2525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                  Common Shares without Par Value_________________

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)

☒

Rule 12h-6(d)

□

(for equity securities)

(for successor registrants)

Rule 12h-6(c)

□

Rule 12h-6(i)

□

(for debt securities)

(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.

Southwestern Resources Corp. (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about November 10, 1999.

B.

The Company has filed or submitted all reports required under Ssection 13(a) of the Exchange Act and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15, and during that period has filed at least one annual report under Section 13(a).

Item 2.

Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933.

Item 3.

Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its common shares, without par value (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Ontario, Canada (the “Primary Jurisdiction”).

B.

The date of the initial listing of the Common Shares on the TSX was May 31, 1994. The Common Shares have been listed on the TSX since such date.  Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

To the best knowledge of the Company, for the period commencing on August 1, 2007 and ended on and including July 31, 2008 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 95.1%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4.

Comparative Trading Volume Data

A.

The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 1, 2007 and the last day of such period is July 31, 2008.

B.

During the Recent Trading Period, the average daily trading volume of the Common Shares: (a) in the United States was 7,495 Common Shares, and (b) on a worldwide basis was 150,888 Common Shares.

C.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 4.9%.

D.

The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.

The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.

The sources of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are (a) with respect to the Common Shares traded on the TSX, the historical trading information relating to the Common Shares as posted on the TSX website, and (b) with respect to the Common Shares traded in the United States, the historical trading information provided to the Company by Pink OTC Markets Inc. (formerly known as Pink Sheets LLC).

Item 5.

Alternative Record Holder Information

Not applicable.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.

On September 19, 2008, the Company published a notice as required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act, and also on that date submitted a copy of the notice to the Commission under cover of Form 6-K.

B.

The Notice was disseminated in the United States via Marketwire.

Item 8.

Prior Form 15 Filers

Not Applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.

Exhibits

Not Applicable.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12(h)-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Southwestern Resources Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Southwestern Resources Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SOUTHWESTERN RESOURCES CORP.

By:    /s/Giovanni Susin

        Giovanni Susin

        CFO and Vice President Finance

Dated this 19th day of September, 2008.